Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction in Which Organized

Crawford Leasing Services, Inc.	Georgia

Crawford & Company International, Inc.	Georgia

Broadspire Services, Inc.	Delaware

The Garden City Group, Inc.	Delaware

Risk Sciences Group, Inc.	Delaware

Crawford & Company of New York, Inc.	New York

Crawford & Company Adjusters Limited	England

Crawford & Company Adjusters (UK) Limited	England

Crawford & Company (Canada), Inc.	Canada

Crawford & Company (Australia) Pty Limited	Australia

Crawford-THG (Cayman) Ltd.	Cayman Islands

Crawford & Company (Sweden) AB	Sweden

Crawford & Company (Nederland) BV	Netherlands

Crawford & Company (Norway) AS	Norway

Crawford & Co (SA) (PTY) Ltd	South Africa

Crawford France SARL	France

Crawford & Company Adjusters (Malaysia) Sdn. Bhd.	Malaysia

Crawford & Company EMEA/AR Holdings Limited	United Kingdom

Crawford & Company Financial Services Ltd.	Cayman Islands

Specialist Liability Services Limited	England